

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2011

Via E-mail
Mr. Mike Tarutis, Vice President, Legal Affairs
ZenVault Medical Corporation
450 East Happy Canyon Road
Castle Rock, Colorado 80108

> **Re:** **ZenVault Medical Corporation**
> **Offering Statement on Form 1-A**
> **Filed February 17, 2011**
> **File No. 024-10291**

Dear Mr. Tarutis:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the disclosure in footnote six to your Financial Statements, which indicates that you have sold a total of $216,000 of Series A Preferred Stock pursuant to this Form 1-A. Please provide a detailed analysis as to the basis for reliance upon this exemption and why you believe this offering does not violate Section 5 of the Securities Act of 1933. It is unclear how you are complying with Rule 251(d) of Regulation A.

2. Please revise where appropriate to clarify that the company is issuing preferred stock in this offering. We note the use of the term "units" on pages 26 and 27 to describe the securities underlying the offering.

3. The financial statements are part of the offering circular. Please revise. In addition, the signatures page should be located at the end of the offering circular, rather than its current location at the end of the Part I Notification information.

Form 1-A Cover Page

4. Please disclose the name, address and phone number of the agent for service, as required by Form 1-A.

Part I - Notification

Item 1. Significant Parties to this Offering, page 3

5. Please provide the residential address for Mr. Botdorf. The current disclosure provides the same address for the business and residential addresses

6. The disclosure in response to Question 31 of Model A reflects that Brad Claus is Chief Operations Officer. However, we note that he is not listed in Item 1(b) as an officer.

7. Revise Item 1(d) and (e) to disclose information as of the filing date of your offering statement.

8. Please revise the disclosure in Item 1(d) to reflect the record owners. In addition, Item 1(e) should clearly reflect the beneficial owners. Please see Rule 13d-3 of the Exchange Act for the determination of beneficial owner.

9. We note the disclosure in Item 1(f) that there are no promoters other than its officers and directors. Please clearly identify each promoter in this section, as required by Item 1(f). Please see Rule 405 of Regulation C for the definition of promoter.

Item 2. Application of Rule 262, page 6

10. We note your disclosure on page six. We further note that your list is not exhaustive. It does not reflect all of the representations set forth in Rule 262(b) of Regulation A.

Item 4. Jurisdictions in Which Securities Are to be Offered, page 8

11. Please revise to disclose the method by which the securities are to be offered in the noted jurisdictions. See Item 4(b) of Part I.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 9

12. We note the disclosure that no consideration was paid for the stock issuances. The disclosure in this section that no consideration was paid is inconsistent with the financial statement disclosure, which does reflect consideration. Please reconcile.

13. Since the company was incorporated in the past year, the disclosure in this section should reflect all of the securities issued. However, the disclosure in this section is not consistent with the disclosure in the financial statements. Please reconcile.

14. Please disclose the amount of securities issued, rather than or in addition to the percentage.

15. We note your reliance on Regulation A as the exemption for issuing unregistered securities. Please revise to briefly state the facts relied upon to make the exemption available. See Item 5(c) of Part I. In addition, we are unable to locate a prior Form 1-A. Therefore, please address the concerns raised in Comment 1 for these stock issuances.

Part II - Offering Circular

16. We note your statement that you have provided the information required by Offering Circular Model A. Please provide the specific disclosure required by Model A to Form 1-A. Each question and any notes, but not any instructions thereto, shall be restated in their entirety. This would include headings such as "Cover Page" and parenthetical notes like (See Question No. 22), etc. We also note that some Questions of Model A have not been included at all or have only been answered in part. See, for example, Question 4(b). Please revise the offering circular accordingly. We may have additional comments.

Cover Page

17. We note your offering, in addition to having a maximum threshold amount, also has a minimum threshold amount. Please revise here and where appropriate to reflect this aspect of the offering.

18. We note that you represent yourself as an operating company on the cover page, and in the risk factors section as a development stage company by heading and in the narrative that you have "no prior operating history" while also calling yourself an "operating company." Please clarify your disclosure and expand on why you believe the company is an operating company when it has no operating history or revenues to date.

19. Please explain the state file number. If you do not have one, please leave that section and the qualification date blank.

20. Please disclose the duration of the offering.

Disclaimer

21. We note the statement that the information contained in the offering circular is confidential and proprietary. Please note that Form 1-A is publicly available once filed. Please remove this statement and any similar disclosure elsewhere in the offering circular. In addition, please explain the reference to a non-disclosure agreement. We are unable to locate such agreement as an exhibit.

ZenVault Medical-History and Evolution, page 4

22. We note your disclosure on page four that "[t]he only one who creates and knows your password is you. If you lose it, we cannot help you." Please clarify whether one is able to recover access to the portal in the event they lose their password.

23. We note the promotional disclosure provided in this section, such as the statement that "ZeroNines Technology has successfully deployed the only software platform that can run multiple transactions, in real time, across the globe while providing the highest level of availability and security," "launching many new products with Fortune 500 Companies," and that "ZenVault sits in the pole position to deliver the lowest cost to its medical customers per transaction because we do not have to outsource any part of the transactional software." Please revise to provide the basis for these statements or remove.

24. We note the statement that ZeroNines has subordinated its interest to the investors in this offering by granting them at least a 50% cash return before ZeroNines and/or the Founders participate in any profits. Please provide clear disclosure that the company has not obtained any revenues to date and there is no guarantee that the company will generate revenues or profits.

25. We note the references to your founders working for AT&T and Hitachi Data Systems before forming ZeroNines. Please add disclosure to the business experience section or remove the disclosure in this section.

26. Please relocate this disclosure into the business section, as the format should follow Model A exactly.

The Company, page 5

27. Please remove the picture, as the company is still a development stage company.

Risk Factors, page 6

28. The risk factor focusing on the fact that you are a development stage company discusses other risks that should be included as separate risks, such as the governmental regulation, rapid change in the software and computer industries, and the conflicts of interest of management of the company and ZeroNines.

29. We note the statement in the fourth risk factor on page six that you believe it is possible a claim could be brought against you in the event an individual should "perish." Please revise to expand on how this situation may arise.

Business, page 8

30. When citing information, provide the complete citation for the source. For instance, we note your disclosure on page eight beginning "[t]he Wall Street Journal reports. . ." Provide us supplementally with copies of the information upon which you relied.

31. Please revise to explain the abbreviations PHR, EMR, and "NFL" cities.

32. We note your bulleted list of benefits to consumers on page nine. Please expand on each of these points as it is unclear how the web portal will be able to provide the stated benefits such as helping to prevent delays in treatment or inappropriate or harmful treatments. In addition, it appears that emergency medical personnel would have to be able to access such information in order to utilize the information. Please explain how they would be able to access such information in emergency situations, given the password protected information.

33. Please explain the differences in the product between the free version and the subscription version. Also, please provide clear disclosure of which aspects of your product are complete and which are still in development. We note for instance, the references to Phases I and II in Question 4(a).

34. Please disclose the material terms of the agreements with ZeroNines and MDe Solutions.

35. We note that your portal is "substantially complete." Revise to address the remaining steps necessary to complete the portal. Include in your discussion any resources needed, the cost of such resources and estimated completion dates for each step.

36. We note your discussion regarding your competitors. Please revise here and elsewhere to provide a balanced presentation of your competitive position. Address, among other things, the industry and any recognized trends within the industry, the size of your competitors, the financial resources of the companies and the market strengths of your competitors as compared to your company. Provide the basis for your statements about the recurring outages and poor reputations in personal data privacy of your competitors to which you refer on page 10.

37. Discuss the differences between the premium and free versions of the portal. Include in your discussion the features of each and the premium version price.
38. Please revise the table on page 11 to focus on the variation in product or service features. Your focus has been on availability of access, rather than the features included in each service. In addition, provide such disclosure for both your free and premium versions.

39. Please provide the basis for your statement that you are "an early adopter, first-to-market head-start" over other consumer solutions.

40. Revise to expand on your marketing strategy. Include in your discussion, whether you have had any discussions with the referenced "established marketers and organizations" and if so, what stage those discussions are in. Describe in more detail the "large social networks of individuals" who would benefit from the use of the site and its related services. Finally, disclose the material terms of the licensing agreement with MDe Solutions.

41. We note your disclosure regarding the Castle Rock, CO property, at which you co-occupy space with ZeroNines Technology. We further note your disclosure that you do not pay rent or lease the property "for the time being." Please revise to disclose the material terms of any arrangement you have with ZeroNines Technology regarding this and any other property.

42. We note your statement on page 13 that you entered into agreements with ZeroNines in July 2010 and your statement on page 15 that your first board of directors meeting was held in June 2010. We further note your inception is August 2010. Please reconcile these and other inconsistencies concerning dates throughout your offering statement.

43. Revise to clarify what you mean by the statement on page 14 that the company's "archiving of medical information someday will be under strict Federal regulation" through HIPPA. If there is current governmental regulation, clearly discuss.

Milestones, page 16

44. Please explain the statement in the fifth milestone that others will handle the billing.

45. Please revise the last milestone to focus on the future milestones, rather than focusing on the one licensing agreement you have entered into.

46. Revise to expand on your discussion regarding the development of channel partners on page 17. Address, among other things, what channel partners are, whether you have had discussions with any potential channel partners and estimate the percentage of customers you believe will come from channel partners in the future, versus from the company's marketing efforts.

Offering Price Factors, page 18

47. Please revise the disclosure in response to Question 5, as you have had net losses.

48. Under Question 6, tell us why you believe it is appropriate to include the note related to the liquidation preference or revise to remove such disclosure.

49. Please revise your response to Question 7(a) to provide the current net tangible book value, not reflecting this offering.

50. Revise to present the Question 8(a) information for the minimum number of shares sold. Furthermore, we note that your statement in Question 8(b) that your minimum threshold for the offering is $2.5 million, rather than $250,000, as presented throughout your offering statement. Please revise this inconsistency and present the information required by Question 8(b) for the $250,000 minimum offering value. Please explain the statement in Question 8(a) that "each group … shall absorb future dilution equally." Clarify how this is implemented in light of the different classes of securities. Lastly, please explain how you calculated the post-offering value in response to Question 8(b).

51. Under Question 8, we note you include liquidation preference premium shares in your post-offering value calculation. Based on Section 1.1 of the Preferred Series A Stock Provisions, it appears such premium would only be provided upon liquidation. Tell us why you believe it is appropriate to include such shares in your post-offering value calculation or revise to remove.

Use of Proceeds, page 20

52. If any of the salaries may be used to pay officers or directors, please clearly disclose and state the amount that is allocated for each officer or director, and differentiate the amount that is currently owed and the amount that is allocated to future compensation. Please explain the statement that there are no accrued back salaries with the statement that the proceeds will be used for partial payment as salaries to the engineers and management.

53. Please revise the use of proceeds table to clearly reflect that the amount allocated for ZenVault Design and Build is for a contract payment and is payable to a related party. In addition, the disclosure on page 13 refers to two separate contracts, both of which have a provision that half of the amount raised in a public offering will be used to pay the contract amounts. It would appear that these two contract provisions would both be allocated half of the proceeds of the offering until the total amounts are repaid. That would appear to allocate the entire use of proceeds to these two payments until one of the contract payments has been paid in full. Please revise the use of proceeds table to clearly reflect the payment of both contract amounts. In addition, please add narrative disclosure regarding the amount that will be allocated to the payment of both contractual amounts.

54. We note the amount allocated to working capital. Please provide separate sub-categories for working capital.

55. Revise your disclosure under Question 11 to address the company's liquidity and cash flow positions if the company's offering does not meet the minimum offering requirements.

Capitalization, page 22

56. Please revise your capitalization table to address the following or tell us why you believe such information, as presented, is appropriate:

- Revise to remove the liquidation premium rows for each type of security
- Revise to remove the Retained for Reverse Merger Option row
- Revise to remove the Reserved for Additional Founder row
- Revise to remove the ISOP Plan row
- Revise to remove the Fully Diluted row
- Clarify why Total Equity equals $0 at December 31, 2010.

Description of Securities, page 24

57. Please revise your Question 18 disclosure to address how and when an investor may choose between the given dividend choice. Also, please explain the 50% liquidation preference premium. Lastly, please discuss the callable nature of the preferred stock.

58. We note your disclosure under Question 19 of Part II. Please revise to indicate whether there are restrictions on dividends under loans or other financing arrangements as required by the form requirement. In addition, disclosure of the restrictions should be discussed in the offering circular, instead of referring investors to the Preferred Series A Stock Provisions.

59. We note the statement on page 26 that "no resale of the Preferred Series A stock is allowed under the Regulation A guidelines and rules promulgated by the SEC." Please explain this statement. Regulation A is a public offering, and therefore the securities would be freely tradable.

Plan of Distribution, page 27

60. Revise to describe, if known, the compensation to be paid to any finders the company may identify as required by Question 22 of Part II. If such information is not known, please confirm that the company will amend the Form 1-A to reflect such information once known.

61. Please revise to reconcile your disclosure under Question 21 that "[t]here are no selling agents" with your disclosure under Question 23 that neither the company nor its management "has any relationship to any known selling agent."

62. We note the three individuals who will be offering securities in Question 24. In this regard, please clarify whether any of these individuals is a registered broker-dealer or will be relying on an exemption. To the extent you are relying on Exchange Act Rule 3a4-1, please supplementally provide us with sufficient facts and an analysis as to how the elements of the Rule are satisfied. Furthermore, please clarify Mr. Hanshew's connection to the company. We note he is not listed as an officer.

63. Revise to describe herein all limitations and restrictions that apply as required by Question 25.

64. Please reconcile the disclosure in Question 26 that you will not use an escrow agent with references elsewhere in the offering circular and the subscription agreement to an escrow.

65. We note your disclosure that the offering is made with a $250,000 minimum proceeds requirement. Please disclose in Question 26(b) when the funds will be returned in the event the minimum proceeds are not achieved.

66. Please revise your response to Question 27 to clearly disclose the restrictions on resale and the future restrictions.

Officers and Key Personnel of the Company, page 30

67. Revise to quantify in hours the amount of time Messrs. Gin, Fukuhara, and Tarutis will spend on company matters.

68. Please revise to disclose the required Question 30 information (your Question 31) for Mr. Claus, your Chief Operations Officer. Also, please include the telephone number for Mr. Fukuhara.

69. Please explain the statement in Question 34 that the outside or other directors will be filled by investors.

70. We note your disclosure on page 37 that it is estimated to cost $25,000,000 and several years "with a full team of engineers" for a company to develop what ZeroNines software does. Please provide your basis for this statement or remove.

Principal Shareholders, page 39

71. We note the table you present in response to Question 37. Please revise to include only the information required by Question 37 in substantially the format given.

Management Relationships, Transactions and Remunerations, page 40

72. Please revise the disclosure in Question 39(b) to clearly reflect the contractual arrangements with ZeroNines, as that question covers doing business with entities controlled by officers, directors, and shareholders.

73. Please revise your Question 40 table to present the stock compensation and options received for each officer as a dollar value. Also, revise to provide all compensation to managers as a group; we note that only "cash" is addressed. In addition, we note the disclosure on page 38 that the officers are shared employees with ZeroNines and that you split the expenses and payroll costs. Therefore, it would appear that the compensation should include any direct and indirect compensation through ZeroNines.

74. Please reconcile the fact that your table, on page 40, displays remuneration for officers, directors and key personnel during the last fiscal year with your statement on page 40 that "[r]emuneration will commence upon funding of this [o]ffering." In addition, please clearly discuss the change in compensation after the offering.

75. Please revise to provide the basic terms for the shares discussed under Question 41(a).

76. Revise the number of shares under Questions 41(b), as the number of shares subject to issuance under presently outstanding stock purchase agreements, options, warrants or rights should not be included in this figure.

Miscellaneous Factors, page 44

77. Please discuss in greater detail the specific conflicts of interest that may arise involving the officers and directors.

Management's Discussion and Analysis of Certain Relevant Factors, page 46

78. Given the lack of revenues to date, please remove the statement that you expect gross margin of 70% next year.

Financial Statements as of December 31, 2010

General

79. We note your disclosure on page 4 of the Offering Circular that ZeroNines is the "corporate parent" of ZenVault Medical and your disclosure on page 44 that the management of ZeroNines is spinning-off the brand name ZenVault Medical. Based on this disclosure it appears ZeroNines is divesting the ZenVault Medical portal technology to you. As such, please revise to include historical financial statements for the two most recent fiscal years and subsequent interim period (i.e. prior to your inception) that present the expenses related to ZeroNine's design and development of the ZenVault Medical portal technology, including all relevant corporate allocations. If you do not believe this technology is being divested to you, please provide a detailed response of your basis for this conclusion.

80. In connection with the comment above, we note on page 15 of the Offering Circular that there were several business activities prior to ZenVault's incorporation. Tell us where such activity is recorded in your financial statements.

Accountants' Compilation Report, page 1

81. Please note compilation reports are not appropriate because the association of the accountant provides no basis for reliance. Accordingly, please remove the accountant's compilation report from your offering statement and any references thereto.

Balance Sheet, page 2

82. We note you recorded a deferred tax asset of $87,939 with no related valuation allowance. Please provide us with your detailed analysis supporting your valuation, including your consideration of both positive and negative evidence. Refer to FASB ASC 740-10-30-16 to 24.

Statement of Operations and Changes in Financial Position, page 3

83. Considering your planned business is to generate revenue from a personal health portal, it appears interest income should be classified as other operating income versus revenue. Please advise or revise.

84. Please revise to present your earnings per share calculation as required by FASB ASC 260-50.

Statement of Cash Flows, page 5

85. We note your supplemental cash flow disclosure related to the exchange of preferred stock for technology on November 14, 2011. The date appears to be a typographical error. Please advise or revise.

Notes to Financial Statements

(2) Summary of Significant Accounting Policies

General

86. Please revise to disclose how you currently allocate the expenses and payroll costs of shared officers and employees of ZeroNines and ZenVault.

87. We note your disclosure on page 13 of the Offering Circular that you plan to generate revenue in the second quarter of 2011. As such, please revise to disclose your specific accounting policy related to revenue recognition.

Software Technology, page 6

88. Please tell us whether ZenVault has incurred expenses related to the development of the portal in the year ended December 31, 2010. If such expenses were incurred, please tell us the nature of these costs and your accounting treatment for such costs.

(10) Related Party Agreement, page 10

General

89. We note you acquired technology from a shareholder for 4,493,198 shares of Series B Preferred Stock. You valued this transaction at the par value of the preferred stock transferred. It appears that the transfers of non-monetary assets by your shareholders just prior to or contemporaneous with an offering should be recorded at the transferor's (i.e. shareholder's) historical basis. Refer to the guidance in SAB Topic 5G. Please revise or provide us with a detailed discussion supporting your accounting treatment, including references to relevant authoritative accounting literature.

90. We note your disclosure that the Design and Build Contract requires the payment of $620,000 payable over the terms of the contract. It appears you have received access to the portal as of December 2010 and the non-cash portion of the consideration transferred was recorded in 2010. Please tell us whether this liability exists at year-end and provide a discussion of your accounting treatment.

91. We note on page 22 of your Executive Summary (Section 1 of Support Documentation), you provide a discussion of certain License fees and Service Level Agreements related to the ZeroNines technology. Please revise to discuss the nature of these agreements and any other agreements with ZeroNines Technology herein.

Support Documentation

92. Please revise to clearly refer to the documents as exhibits and provide the exhibits index as required by Item 1 of Part III of Form 1-A.

93. It appears that not all exhibits required by Part III, Form 1-A have been included in your offering statements. For instance, we note the absence of a legality opinion. Please include all required exhibits with your next amendment.

94. Please file as an exhibit the Design and Build agreement with ZeroNines Technology, and the agreement between ZeroNines Services Group, LLC and the company referred to on page 13 of The Offering Circular.

95. We note the Executive Summary, Form 1-A, Capitalization Table and Proposed Ad Slick 2010 provided as supporting documents. Please remove, as they are not exhibits. If you wish to include the Executive Summary information in the offering circular, please note that we may have additional comments based upon the disclosure. Please clarify supplementally whether the Proposed Ad Slick 2010 has been used by the company.

96. We are unable to locate Schedule 1 to the Subscription Agreement. Please file the agreement in its entirety.

97. Please explain the acknowledgments in Section 2.11 and 2.12, as it would appear the company should make that determination and not the investor. In addition, this would appear to limit the potential investors, and should be clearly disclosed in the offering circular.

98. The representations specified in the subscription agreement requiring subscribers to represent that

- "He has read and is familiar with the Private Placement Memorandum;"
- "He has carefully reviewed and understands the risks of … a purchase of ZenVault;"
- "He or his representative … have been afforded the opportunity to obtain any additional information and ask all questions concerning the Company … to verify the accuracy of any representations or information;"
- "He has such knowledge and experience in business and financial matters … or has been advised by others;" and
- "Purchaser agrees to indemnify the Company ….;"

should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment. See similar provisions in the Investor Questionnaire.

99. Reconcile representation that the company has answered all inquiries of the purchaser and his representatives given the representation set forth on the table of contents page in the offering circular.

100. Please remove the reference to Rule 506 of Regulation D as the exemption for this offering, as this offering is being made pursuant to Regulation A.

101. Please provide the basis for the projections used in the capitalization table to the subscription agreement.

102. We note that you have not filed Exhibit B to the Reseller Distribution Agreement. Please file this agreement in its entirety.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director